EXHIBIT 12.3

PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six
	Months Ended
	June 30,	Year Ended December 31,
(in millions)	2017	2016	2015	2014	2013	2012
Earnings:
Net income	$989	$1,407	$888	$1,450	$828	$830
Income tax provision (benefit)	243	55	(27)	345	268	237
Fixed charges	655	1,440	1,284	1,206	1,012	931
Pre-tax earnings required to
cover the preferred stock
dividend of consolidated
subsidiaries	(7)	(14)	(14)	(15)	(16)	(15)
Total earnings	$1,880	$2,888	$2,131	$2,986	$2,092	$1,983
Fixed charges:
Interest on short-term
borrowings and long-term
debt, net	$632	$1,372	$1,218	$1,140	$942	$859
Interest on capital leases	1	3	4	6	7	9
AFUDC debt	15	51	48	45	47	48
Pre-tax earnings required to
cover the preferred stock
dividend of consolidated
subsidiaries	7	14	14	15	16	15
Total fixed charges	$655	$1,440	$1,284	$1,206	$1,012	$931
Ratios of earnings to
fixed charges	2.87	2.01	1.66	2.48	2.07	2.13

Note:

For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries.  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries.  Fixed charges exclude interest on tax liabilities.